Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED BYLAWS

of

BRIDGELINE DIGITAL, INC.

I, Mark G. Downey, in my capacity as Secretary of Bridgeline Digital, Inc., a Delaware corporation (the “Company”), hereby certify that the Amended and Restated Bylaws (the “Bylaws”) of the Company were amended by a resolution adopted by the board of directors of the Company on September 9, 2021 as follows:

Article I, Section 6 of the Bylaws was deleted in its entirety and replaced as follows:

“Section 6. Quorum. The holders of thirty-five percent (35%) of the stock issued and outstanding and entitled to vote thereat, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute, the certificate of incorporation or these By-Laws. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business at the meeting or any adjournment thereof, notwithstanding the withdrawal of enough stockholders to leave less than a quorum at the meeting or any adjournment thereof.”

Dated: September 9, 2021

/s/ Mark G. Downey
Mark G. Downey
Chief Financial Officer and Secretary